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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            GRADALL INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            GRADALL INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
               SERIES B PARTICIPATING CUMULATIVE PREFERRED STOCK
                       (TITLES OF CLASSES OF SECURITIES)

                                   38411P107
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               BARRY L. PHILLIPS
                            GRADALL INDUSTRIES, INC.
                             406 MILL AVENUE, S.W.
                           NEW PHILADELPHIA, OH 44663
                                 (330) 339-2211
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                            ROBERT A. CANTONE, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                         NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Gradall Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 406 Mill Avenue, S.W., New Philadelphia, OH 44663. The title of the class of equity security to which this Statement relates is the common stock, par value $.001 per share (together with associated rights to purchase Series B Participating Cumulative Preferred Stock), of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by JLG Acquisition Corp., a Delaware corporation, as bidder ("Merger Subsidiary"), a wholly-owned subsidiary of JLG Industries, Inc., a Pennsylvania corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 17, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding shares of Common Stock (together with the associated rights to purchase Series B Participating Cumulative Preferred Stock) (collectively, the "Shares"), at a price of $20.00 per Share ("Offer Price") net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Subsidiary's Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), the forms of related letters of transmittal and summary advertisement (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer" and are contained within the Schedule 14D-1).

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Merger Subsidiary are located at 1 JLG Drive, McConnellsburg, PA 17233-9533 and the telephone number is (717) 485-5161.

     This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 10, 1999 (the "Merger Agreement"), among the Company, Parent and the Merger Subsidiary, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in Article 6 of the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Merger Subsidiary will be merged with and into the Company (the "Merger"), the separate existence of the Merger Subsidiary will cease and the Company will continue as the surviving corporation following the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, the Merger Subsidiary, or any other subsidiary of Parent, or Shares with respect to which appraisal rights are properly exercised under the DGCL (the "Dissenting Shares")) will be converted into and will represent the right to receive from the Surviving Corporation an amount of cash, equal to the Offer Price (the "Merger Consideration"), without interest. Certain other terms of the Merger Agreement are described in Item 3(b). A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The Name and Address of the Company. The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Material Contracts, etc. Except as described herein or in Schedule I attached hereto, which is incorporated herein by reference, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Merger Subsidiary or their respective executive officers, directors or affiliates.

                 ARRANGEMENTS WITH PARENT OR MERGER SUBSIDIARY

CONFIDENTIALITY AGREEMENT

     The following is a summary of certain material provisions of the Confidentiality Agreement (the "Confidentiality Agreement"), dated as of November 3, 1997, as amended on February 23, 1999, between the
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Company and Parent. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Parent also has agreed, among other things, in the Confidentiality Agreement that for a period of 30 months from November 3, 1997, without the prior written consent of the Company, it would not (i) acquire any voting securities of the Company or solicit proxies to vote such securities or form a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and (ii) solicit for employment any of the employees of the Company or its subsidiaries who were employed as of November 3, 1997 by the Company or its subsidiaries and who were later identified by the Parent in connection with the proposed acquisition contemplated by the Confidentiality Agreement.

THE MERGER AGREEMENT

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

  The Offer

     The Merger Agreement provides for the Merger Subsidiary's commencement of the Offer in accordance with the terms of the Merger Agreement as promptly as practicable, but in no event later than five business days after the public announcement of the execution of the Merger Agreement.

  The Merger

     The Merger Agreement provides that upon the terms and subject to the conditions therein, and in accordance with the DGCL, at the Effective Time the Merger Subsidiary will be merged with and into the Company. Following the Merger, the separate corporate existence of the Merger Subsidiary will cease and the Company will continue as the Surviving Corporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, and bylaws of the Merger Subsidiary as in effect at the Effective Time will be the bylaws of the Surviving Corporation. The directors of the Merger Subsidiary and officers of the Company immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified.

  Conversion of Securities

     At the Effective Time, each share of Common Stock issued and outstanding immediately prior thereto will be converted into the right to receive the Merger Consideration, without interest (except for Shares held by the Company as treasury Shares, Shares owned by Parent or any of its subsidiaries, including the Merger Subsidiary, all of which will be canceled and no consideration will be delivered in exchange therefor, and Dissenting Shares). All options (individually, an "Option" and, collectively, the "Stock Options") outstanding immediately prior to the Effective Time under any Company stock option plan, whether or not then exercisable, will be canceled and each holder of a Stock Option will be entitled to receive from the Surviving Corporation, for each share of Common Stock subject to a Stock Option, an amount in cash equal to the product of (i) the total number of Shares of Common Stock subject to such Stock Option, and (ii) the excess of the Merger Consideration over the exercise price per share of Common Stock subject to such Stock Option, without interest. Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of Surviving Corporation. The

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Company will use its reasonable best efforts to obtain all necessary consents to ensure that after the Effective Time, the only rights of the holders of Stock Options will be to receive the cash payment in cancellation and settlement thereof.

     The Merger Agreement provides that, notwithstanding the terms of the Gradall Industries, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for the purchase of Shares under the Stock Purchase Plan to occur on the last trading day of each offering period provided for under the Stock Purchase Plan (the "Offering Period"), the Company will take all actions as are reasonably necessary to cause the funds credited to each participant's account under the Stock Purchase Plan during the then current Offering Period to be applied to the purchase of whole Shares of Common Stock on the last trading day on which the Common Stock is traded on the NASDAQ, immediately prior to the date which is fifteen (15) business days following the acceptance for payment for Shares under the Offer or, if earlier, the Effective Time (the "New Purchase Date"), provided that Shares have been accepted for payment under the Offer. The purchase of the Common Stock on the New Purchase Date will occur in accordance with the terms of the Stock Purchase Plan; provided, however that the cost to each participant in the Stock Purchase Plan for the Shares will be the lower of 85% of the closing sale price of the Common Stock, as reported on the NASDAQ on
(i) the first trading day of the then current Offering Period; or (ii) the last trading day prior to the New Purchase Date.

     The Merger Agreement further provides that all stock option plans and the Stock Purchase Plan will terminate as of the Effective Time and following the Effective Time, no holder of a Stock Option or any participant in any Stock Plans and the Stock Purchase Plan will have any right thereunder to acquire any capital stock of the Company, any subsidiary of the Company or the Surviving Corporation.

  Dissenting Shares

     The Merger Agreement provides that, if required by the DGCL, Dissenting Shares will not be exchangeable for the right to receive the Merger Consideration and holders of such Dissenting Shares will be entitled to receive payment of the appraised value of their Dissenting Shares in accordance with the DGCL, unless such holders fail to perfect, withdraw or lose their right to appraisal and payment under the DGCL. Such judicially determined fair value could be more or less than the Merger Consideration. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive, without interest, the Merger Consideration.

  Representations and Warranties

     The Merger Agreement contains various customary representations and warranties of the parties, including representations and warranties by the Company with respect to (i) organization, standing and power; (ii) governmental authorization; (iii) non-contravention; (iv) capitalization; (v) subsidiaries;
(vi) documents filed by the Company with the Securities and Exchange Commission (the "Commission"); (vii) proxy statement and information provided by the Company; (viii) absence of certain changes; (ix) litigation; (x) benefit plans;
(xi) environmental matters; (xii) taxes; (xiii) Delaware takeover statute; (xiv) fees and commissions; (xv) material contracts; (xvi) intellectual property rights; (xvii) labor matters; (xviii) year 2000 compliance; (xix) compliance with laws; (xx) insurance; and (xxi) other matters.

  The Rights Agreement

     The Company, on May 11, 1999, entered with its rights agent into an agreement to amend the Rights Agreement (the "Rights Plan Amendment") by and between the Company and ChaseMellon Shareholder Services, L.L.C., dated as of May 29, 1998 (the "Rights Agreement"). The Rights Plan Amendment (i) renders the Rights Agreement inapplicable to the Offer, the Merger and other transactions contemplated under the Merger Agreement or the Stockholders Agreements (as defined in "-- Stockholders Agreements"); and (ii) provides that (a) neither Parent, Merger Subsidiary nor any of its affiliates will become an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement and
(b) a Distribution Date

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(as defined in the Rights Agreement) will not occur by reason of the execution of the Merger Agreement, the commencement or completion of the Offer, the consummation of the Merger or other transactions contemplated under the Merger Agreement or the Stockholders Agreements.

  Conduct of Business

     The Merger Agreement provides that from the date of the Merger Agreement until acceptance of Shares for payment, the Company will, and cause each of its subsidiaries to, conduct its operations according to its ordinary and usual course of business in accordance with past practices, in compliance with applicable laws and consistent with the preservation of Company's material business and assets. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by the Merger Agreement, the Merger Agreement provides that the Company and its subsidiaries will not, without the prior written consent of Parent: (i) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (a) additional Shares of capital stock of any class or securities convertible into any such Shares, or any rights, warrants or option to acquire any such Shares or other convertible securities other than (1) Shares issuable pursuant to the terms of outstanding Stock Options, the Stock Purchase Plan and other commitments disclosed to the Parent in the Merger Agreement, (2) issuance of Shares of capital stock to the Company by a wholly-owned subsidiary of the Company, or (b) any other securities in respect of, in lieu of or in substitution for Shares of its capital stock or split, combine or reclassify any of the Company's capital stock; (ii) purchase, redeem or otherwise acquire, or propose to purchase or otherwise acquire any of its outstanding securities; (iii) declare, set aside or pay any dividend or other distribution on any Shares of capital stock of the Company, other than payment of dividend or distribution to its parent by any subsidiary of the Company; (iv) make any acquisition of any corporation or similar entity or material amount of the assets of any corporation or similar entity or sell a material amount of its assets, except in all instances for actions in the ordinary course of business; (v) except in the ordinary course of business (a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or (b) make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any subsidiary of the Company; (vi) propose or adopt any amendments to the Certificate of Incorporation or By Laws of the Company; (vii) except in the ordinary course of business and for any labor or collective bargaining agreement, enter into any new employment, severance or termination agreement with, or grant any increase in severance or termination pay, or materially increase any compensation or benefits of, any officers, directors or key employees; (viii) change any accounting methods, principles or practices materially affecting the assets, liabilities or business, except as may be required by a change in generally accepted accounting principles; (ix) make any material tax election or settle or compromise any material income tax liability; (x) except for any labor or collective bargaining agreement, permit any material amendment or waive any material rights with respect to any material contract or permit any discretionary release of a material amount of escrowed assets held pursuant to any escrow agreement included within the definition of Material Contract under the Merger Agreement; (xi) engage in any negotiations with officials or representatives of any labor union with respect to any Material Company Proposal (as the term is defined in the Merger Agreement) regarding modification, extension or replacement of any union contract or collective bargaining agreement without first consulting with Parent, provided that Company will not be obligated to alter any such proposal after consultation with Parent; or (xii) agree in writing or otherwise to take any of the foregoing actions.

  Acquisition Proposal

     The Company will not, or permit its subsidiaries to, or authorize or permit any officer, director, employee, agent or representative of the Company or of its subsidiaries ("Company Representatives") to directly or indirectly (i) solicit, initiate, or knowingly facilitate the submission of any proposal or offer for, or any expression of interest (by public announcement or otherwise) by any Person, other than Parent or its affiliates, in a merger or other business combination involving the Company or any subsidiary of the Company or any inquiry, proposal or offer to acquire in any manner (including through a joint venture with the Company), all or any significant portion of the assets or capital stock of the Company or any subsidiary of the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"); or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to its business,
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properties or assets, for the purpose of facilitating the consummation of, any
Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal; provided, however, that the foregoing will not prohibit the Company or any of its subsidiaries or the Company Representatives from, prior to the acceptance for payment of Shares pursuant to the Offer (a) furnishing information regarding the Company and its business, properties or assets to a Person who has made an unsolicited written Acquisition Proposal pursuant to a confidentiality letter with terms no less favorable than the Confidentiality Agreement signed between the Company and Parent (subject to the Company's duty to disclose to Parent any request for nonpublic information, if not in contravention of the fiduciary duties of the Company Board of Directors), or (b) engaging in discussions or negotiations with such person who has made an unsolicited written Acquisition Proposal, but in each case referred to in the foregoing clauses (a) and (b) only to the extent that the Board of Directors of the Company has concluded in good faith, after consultation with its outside legal counsel, that such action is necessary for compliance with its fiduciary duties.

     Neither the Board of Directors of the Company nor any committee will, except as permitted by the Merger Agreement, (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Merger Subsidiary, the approval or recommendation of the approval of the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause the Company or any subsidiary to enter into any agreement with respect to any Acquisition Proposal, except in the event the Board of Directors of the Company receives an unsolicited bona fide Acquisition Proposal that is a Superior Proposal (as defined below), the Board of Directors of the Company may if it shall have concluded in good faith, after consultation with its outside legal counsel, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties (i) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, (ii) approve or recommend any such Superior Proposal,
(iii) terminate the Merger Agreement in order to enter into an agreement with respect to such a Superior Proposal, or (iv) or enter into any other agreement with respect to such a Superior Proposal; in each case after Parent will have received written notice advising the receipt of a Superior Proposal and specifying the material terms and conditions of such Superior Proposal. For the purposes of this paragraph, "Superior Proposal" is defined in the Merger Agreement to mean any bona fide written Acquisition Proposal on terms which the Board of Directors of the Company determines in its good faith judgment, after consultation with Merrill Lynch or another financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the Offer and the Merger.

     The Merger Agreement further provides that, prior to taking any actions described in the foregoing paragraph, the Company will promptly advise Parent of any request for nonpublic information or of any Acquisition Proposal, and the material terms and conditions of such request or Acquisition Proposal, unless the Board of Directors of the Company determines in good faith and after consultation with outside counsel that in the exercise of its fiduciary obligations it is necessary to refrain from furnishing such information.

     Nothing contained in the "Acquisition Proposal" section of the Merger Agreement will prohibit the Company from disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act and make any other disclosures if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, the failure to so disclose would violate applicable law.

  Access to Information

     Between the date of the Merger Agreement and the Effective Time, upon reasonable notice and subject to the provisions of the Confidentiality Agreement, the Company will (i) give Parent and its authorized representatives reasonable access during regular business hours to the Company's and each of its subsidiary's plants, offices, warehouses and other facilities and to its books and records; (ii) permit Parent to make such inspections as it may require; and
(iii) cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and the subsidiaries as Parent may from time to time reasonably request.

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  Company Stockholder Approval; Proxy Statement

     The Merger Agreement provides that if approval or action in respect of the Merger by the stockholders of the Company is required by applicable law, the Company will call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting upon the Merger, and the Board of Directors will recommend, subject to its fiduciary duties, its stockholders to vote in favor of the Merger. The Merger Agreement further provides that the Company will use its best efforts to solicit proxies in favor of the Merger and the Merger Agreement, subject to its fiduciary duties and its non-solicitation obligations. In addition, all of the Shares owned by Parent, Merger Subsidiary or any other subsidiary of Parent will be voted in favor of the approval of the Merger.

     If required by applicable law, the Company will, as soon as practicable following the purchase of Shares by the Merger Subsidiary pursuant to the Offer, prepare and file a proxy statement with respect to the Stockholder Meeting and will use its reasonable efforts to cause such proxy statement to be cleared by the Commission. As promptly as practicable after the proxy statement has been cleared by the Commission, the Company will mail the proxy statement to the stockholders of the Company. The Parent and the Merger Subsidiary have agreed not to sell or transfer Shares acquired pursuant to the Offer or otherwise prior to the Company Stockholder Meeting, except that Shares can be transferred between Parent, Merger Subsidiary and/or one or more of their wholly-owned subsidiaries.

  Merger without Meeting of Stockholders

     The Merger Agreement provides that in the event that Merger Subsidiary acquires 90% or more of the Shares of all outstanding Common Stock of the Company, the parties will take necessary steps to make the Merger effective without a meeting of the stockholders of the Company in accordance with Section 253 of DGCL. In the event Parent or Merger Subsidiary acquires in the aggregate outstanding Shares of each class of capital stock of the Company sufficient to effectuate the Merger without a meeting of the stockholders of the Company, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company.

  Indemnification and Insurance

     The Merger Agreement provides that Parent and Surviving Corporation will indemnify each person who was, or becomes prior to the Effective Time, an officer, director or employee of the Company against all losses, expenses, judgments or amounts paid in settlement arising out of the transactions contemplated by the Merger Agreement, to the fullest extent provided for under the Company's Certificate of Incorporation and By Laws, including advancement of expenses. Upon the Effective Time, the Surviving Company will assume and will continue to keep in full force and effect (to the fullest extent now or hereafter permitted under the DGCL), all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, which exist in favor of current or former directors or officers of the Company and its subsidiaries under the Certificate of Incorporation, By-Laws or any other indemnification agreements with the Company. The Merger Agreement provides that the Parent will guaranty the Surviving Corporation's due performance of the foregoing, and will cause the Surviving Corporation to honor its obligations arising under the indemnification provisions of the Merger Agreement. The Parent and the Surviving Corporation agree to make necessary provisions in the event of a consolidation, merger or sale of all or substantially all of the assets of the Parent or the Surviving Corporation, so that any successors and assigns of the Parent or the Surviving Corporation will assume the obligations of the Parent and the Surviving Corporation arising under the indemnification provisions of the Merger Agreement.

     The Merger Agreement further provides that the Surviving Corporation will maintain in effect, for at least six years after the Effective Time, the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring on or prior to the Effective Time. Such directors' and officers' liability insurance policy, which will cover each person covered by the Company's policy prior to the Effective Time, will be on terms with respect to coverage and amount no less favorable as a whole

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than the terms of the policy in effect at the time of the Merger Agreement;
provided, however, the Surviving Corporation will not be obligated to pay total premiums in excess of $400,000.

  Employee Plans and Benefits and Employment Contracts

     The Merger Agreement provides that after the Effective Time, Parent will cause the Surviving Corporation to honor in accordance with their terms all existing and disclosed employment, severance, consulting or other compensation agreements, plans or contracts between the Company or any Commonly Controlled Entity of the Company (as the term is defined in the Merger Agreement) and any officer, director or employee of the Company or Commonly Controlled Entity of the Company, provided that the Company implements the changes of the Share Purchase Date under the Stock Purchase Plan prior to the acceptance for payment of the Shares under the Offer. Further, for one year following the Effective Time, Parent will cause the Surviving Corporation to provide the employees of the Surviving Corporation with benefits and coverage under such benefit plans, programs and arrangements that are no less favorable to the employees in the aggregate than the benefit plans, programs and arrangements provided by the Company prior to the Effective Time; provided however, to the extent that any such benefit plans, programs and arrangements that are pension plans (whether qualified or non-qualified, including, but not limited to, the Gradall Industries, Inc. Benefit Restoration Plan and the Gradall Industries, Inc. Amended and Restated Supplemental Executive Retirement Plan), are terminated or suspended at any time after the one-year period immediately following the Effective Time, Parent will cause the Surviving Corporation to fully vest any participant in any such pension plans and pay the full accrued benefit (on an unreduced and nondiscounted basis under the nonqualified plans and with respect to the Gradall Industries, Inc. Benefit Restoration Plan, as if the participant retired at age 62 with 30 years of service under such Plan) to the participant at the time of the termination or suspension.

  Board Representation; Directors

     Pursuant to the Merger Agreement, promptly upon the purchase of shares of Common Stock pursuant to the Offer, Merger Subsidiary will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Merger Subsidiary, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to the product of (i) the total number of directors on the Board of Directors and (ii) the percentage that the number of shares of Common Stock purchased by Merger Subsidiary bears to the number of shares of Common Stock outstanding. The Merger Agreement provides that the Company will, at the option of Parent and in accordance with applicable law, promptly either increase the size of the Company's Board of Directors and/or use its best efforts to obtain the resignation of such number of its current directors as is necessary to enable Merger Subsidiary's designees to be elected to the Board of Directors and cause the Merger Subsidiary's designees to be so elected. The Merger Agreement further provides that the Company will promptly take all actions requested by Parent in order to effect such elections, including mailing to its stockholders (together with the mailing of the Schedule 14D-9) the information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of Merger Subsidiary's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of the obligations or other acts of Parent or Merger Subsidiary or waiver by the Company of the Company's rights under the Merger Agreement, will require the concurrence of a majority of directors of the Company then in office who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement.

  Conditions to Each Party's Obligation to Effect the Merger

     The respective obligations of each party to effect the Merger will be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) if required by applicable law, the Merger Agreement shall have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law; (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (and any extension thereof),

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relating to the Merger shall have expired or been earlier terminated; (iii)
Merger Subsidiary shall have, pursuant to the Offer, accepted for payment and paid for at least that number of Shares which would represent at least a majority of the voting power represented by the Shares and other securities entitled generally to vote in the election of directors of the Company outstanding on a fully diluted basis after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into or exchangeable for Shares or such voting securities; provided, however, that Parent may not invoke this condition if Merger Subsidiary shall have failed to purchase Shares so tendered in violation of the terms of the Merger Agreement;
(iv) no preliminary or permanent injunction or other order by any federal or state court by any governmental or regulatory agency which prevents the consummation of the Merger will have been issued and remain in effect (each party agreeing to use its best efforts to have any such injunction or order lifted); and (v) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted or enforced by any court or governmental authority which prohibits the consummation of the Merger or has the effect of making the Merger illegal.

  Conditions to the Offer

     The Merger Agreement provides that, subject to applicable law, the Merger Subsidiary will not be obligated to accept for payment or pay for any Shares not accepted for payment, and may terminate or amend the Offer, subject to the terms of the Merger Agreement, if (i) that number of Shares representing at least a majority of the voting power represented by the Shares and other securities entitled generally to vote in the election of directors of the Company outstanding on a fully diluted basis after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into or exchangeable for Shares or such voting securities shall not have been validly tendered and not withdrawn immediately prior to the expiration of the Offer;
(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; or (iii) at any time on or after the date of commencement of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur and be continuing: (a) there shall be pending by any governmental entity any suit, action or proceeding, (1) challenging the acquisition by Parent or Merger Subsidiary of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (2) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company or its subsidiaries, or Parent or its subsidiaries, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company or its subsidiaries, or Parent or its subsidiaries, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (3) seeking to impose limitations on the ability of Parent or Merger Subsidiary to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote the Shares accepted for payment by it on all matters properly presented to the stockholders of the Company, or (4) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries; (b) the Company shall have entered into an agreement concerning any Superior Proposal, or the Board of Directors of the Company or any committee thereof shall have resolved to enter into such an agreement; (c) any Person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Merger Subsidiary or any affiliate thereof or the Stockholders described in the Stockholders Agreement) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of Shares representing a majority of the total votes represented by all outstanding Shares; (d) the Merger Agreement shall have been terminated in accordance with its terms; (e) there shall have occurred and be continuing
(1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) a commencement and continuation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would have a Company Material Adverse Effect (as defined in the Merger Agreement) (other than the events in Yugoslavia and neighboring countries), (3) a change in general conditions in the market for syndicated bank credit facilities which, based on the written advice of Gleacher & Co. LLC addressed to Parent (with a copy to be provided to the Company), materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, or (4) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or
(f) there shall have occurred any material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company and its subsidiaries taken as a whole, except for general economic changes, changes that affect the industry of the Company or any subsidiary generally and changes in the Company's business attributable solely to actions taken by Parent or Merger Subsidiary; which, in the reasonable judgment of Parent and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for Shares.

  Termination of Merger Agreement

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (except with respect to paragraphs (vii) and (viii) below providing for termination prior to acceptance for payment of Shares under the Offer) by either the Company (except with respect to (viii) below) or Parent (notwithstanding approval thereof by the stockholders of the Company): (i) by mutual written consent of the Company and Parent; (ii) if there shall be any law or regulation of any competent authority that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree of any competent authority enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and unappealable; (iii) if the Board of Directors of the Company shall have (a) withdrawn or modified in a manner adverse to Parent and Merger Subsidiary its approval or recommendation of the Offer or the Merger, (b) approved or recommended any Acquisition Proposal in respect of the Company, or (c) resolved to take any of the foregoing actions, in each case in compliance with the provisions of the Merger Agreement providing for such action; (iv) if the Merger has not been consummated by September 30, 1999; provided, however, that the right to terminate the Merger Agreement pursuant to this sentence will not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Merger to be consummated by such time; (v) if the required approval of the Company's stockholders shall not have been obtained at a Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; (vi) if, without any material breach by the terminating party of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before September 30, 1999;
(vii) if the non-terminating party shall have breached in any material respect or failed to perform in any material respect any of its representations, warranties, covenants or other obligations under the Merger Agreement which breach or failure to perform cannot be or has not been cured within 10 days after written notice to the non-terminating party (provided that the terminating party is not then in breach in any material respect or failing to perform in any material respect any of its representations, warranties, covenants or other obligations under the Merger Agreement that cannot be or has not been cured within 10 days after written notice to the terminating party), except that termination of the Merger Agreement pursuant to this sentence (vii) shall have occurred prior to acceptance for payment of Shares under the Offer; or (viii) if MLGA Fund II, L.P. shall have breached in any material respect or failed to perform in any material respect any of its representations, warranties, covenants or other obligations under the Stockholders Agreement, dated May 10, 1999, between the Company, Parent, Merger Subsidiary and MLGA Fund II, L.P. which breach or failure to perform cannot be or has not been cured within 10 days after the giving of written notice to the breaching stockholder of such breach or failure to perform (provided that Parent is not then in breach in any material respect or failing to perform in any material respect any of its representations, warranties, covenants or other obligations under such agreement that cannot be or has not been cured within 10 days after giving written notice to the Parent of such breach or failure to perform). The Merger Agreement may also be terminated and the Merger abandoned by the Company, if the Offer has not been timely commenced, or if Parent or Merger Subsidiary shall have breached any covenant in connection with the Offer as provided for under the Merger Agreement or its representation concerning the financing of the funds necessary to consummate the Offer.

  Fees and Expenses

     The Merger Agreement provides that whether or not the Merger or the Offer is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except if the Merger Agreement is terminated as a result of breach by Parent or Merger Subsidiary of any of their covenants, representations or warranties, all fees, costs and expenses incurred by the Company in connection with the transaction contemplated by the Merger Agreement will be paid by Parent.

     Under the Merger Agreement, the Company will pay to Parent an amount equal to $6,000,000 (the "Termination Fee") in the following event:

         (i) termination of the Merger Agreement by Parent pursuant to clause
             (iii) of "-- Termination of Merger Agreement" above; or

        (ii) termination of the Merger Agreement by Parent pursuant to clause
             (vii) or (viii) of "-- Termination of Merger Agreement" above and within six months thereafter, the Company enters into an agreement with respect to an Acquisition Proposal or has completed a transaction pursuant to an Acquisition Proposal.

     A wire transfer of immediately available funds is to be made within two business days following such termination referred to in the preceding clause (i) or upon the Company entering into such agreement or completing such transaction referred to in the preceding clause (ii).

     If the Company fails to promptly pay any amount due pursuant to the foregoing paragraph and, in order to obtain such payment, the other party commences a suit which results in a judgment against the Company for Termination Fee, the Company shall also pay to Parent its reasonable costs and expenses incurred in connection with such litigation together with interest on such unpaid amounts commencing on the date the Termination Fee became due at a rate equal to the rate of interest announced by Citibank N.A. from time to time, in the City of New York at such bank's prime or base rate.

  Effect of Termination

     In the event of termination of the Merger Agreement by either Parent or the Company as provided in the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of the Merger Agreement which provide (i) the terms and conditions related to the consideration and acceptance of a Superior Proposal; (ii) the effect of termination of the Merger Agreement; and (iii) the payment of fees and expenses, which provisions will survive such terminations and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

THE STOCKHOLDERS AGREEMENTS

     The following is a summary of certain material provisions of the Stockholders Agreement, dated as of May 10, 1999 by and among Parent, the Merger Subsidiary, the Company, David Williams, Barry L. Phillips, Bruce A. Jonker, James C. Cahill, Joseph H. Keller, Sangwoo Ahn, Perry J. Lewis, and Jack D. Rutherford, and the Stockholders Agreement dated May 10, 1999 by and among Parent, the Merger Subsidiary, the Company and MLGA Fund II, L.P. (collectively the "Stockholders Agreements" and stockholders who are parties thereto the "Stockholders"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders Agreements, copies of which are filed as Exhibit 3 and Exhibit 4 hereto and are incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Stockholders Agreements.

  Tender of Shares

     Pursuant to the Stockholders Agreements and in order to induce Parent and Merger Subsidiary to enter into the Merger Agreement, the Stockholders, which own, in the aggregate, approximately 34.4% of the outstanding Common Stock, have agreed to tender all their Shares pursuant to the Offer and not to withdraw any Shares tendered in the Offer prior to expiration or termination of the Offer.

  Voting and Proxy

     The Stockholders have further agreed to vote all Shares beneficially owned by them (i) in favor of the adoption of the Merger Agreement; and (ii) against any proposal or action that would result in (a) breach of the Merger Agreement by the Company; (b) extraordinary corporate actions, (c) sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution, or liquidation, (d) change in majority of the Board of Directors, (e) change in capitalization; (f) any amendment of the Company's Certificate of Incorporation or bylaws; (g) any other material change in the Company's or any of its subsidiaries' corporate structure or business; or (h) any other action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Merger Agreement and the Stockholders Agreements ("Adverse Proposal"). The Stockholders have also granted Merger Subsidiary an irrevocable proxy to vote their Shares in favor of the Merger, the Merger Agreement and transactions contemplated by the Merger Agreement and against any Adverse Proposal.

  Other Covenants, Representations and Warranties

     In connection with the Stockholders Agreements, the Stockholders have made certain customary representations and warranties, including with respect to (i) ownership of Shares; (ii) the Stockholders' authority to enter into and perform their obligations under the Stockholders Agreements; (iii) the absence of certain conflicts; (iv) the absence of certain encumbrances on and in respect of the Stockholders' Shares; and (v) the absence of any finder's fees. The Company has also made certain customary representations and warranties, including with respect to (i) organization and authority, (ii) validity of execution and delivery of the Stockholders Agreements, (iii) absence of certain conflicts and
(iv) inapplicability of antitakeover statutes. Parent and Merger Subsidiary have also made certain representations and warranties with respect to Parent and Merger Subsidiary's organization and authority to enter into the Stockholders Agreements, validity of execution and delivery and the absence of certain conflicts.

     Each of the Stockholders has also agreed, in its capacity as a stockholder of the Company, that neither it nor any officer, director, employee, representative or agent of such stockholder will solicit, initiate, or knowingly facilitate; participate in or initiate any inquiries or making of any proposal by any person (other than Merger Subsidiary, Parent or any affiliate of Parent) which constitutes or may lead to any sale of Shares or Adverse Proposal.

  Termination

     The Stockholders Agreements will terminate the earlier of (i) the date of termination of the Merger Agreement by the Company for the following reasons:
(a) the Offer not being timely commenced, (b) the Parent or Merger Subsidiary breaching any covenant in connection with the Offer as provided for under the Merger Agreement, or (c) the Parent or Merger Subsidiary breaching the representation concerning the financing of the funds necessary to consummate the Offer; or (ii) the date of the expiration or termination of the Offer.

                ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS
                          OR AFFILIATES OF THE COMPANY

EMPLOYMENT AGREEMENTS

     In January 1998, the Company entered into amended and restated employment agreements with Mr. Phillips, Mr. Williams and Mr. Jonker. Mr. Phillips' agreement provides for the continuation of his employment as President and Chief Executive Officer at an initial annual salary of $225,000, subject to increases at the Company's discretion. Mr. Williams' agreement provides for the continuation of his employment as Vice President, Marketing and Sales at an initial annual salary of $147,000, subject to increases at the Company's discretion. Mr. Jonker's agreement provides for the continuation of his employment as Vice President and Chief Financial Officer at an initial annual salary of $103,000, subject to increases at the Company's discretion. The salaries of Mr. Phillips, Mr. Williams and Mr. Jonker may be increased from time to time at the discretion of the Company. The initial term of each agreement was for a period of one year expiring in January 1999 subject to automatic renewal for successive one-year periods unless terminated upon the notice required by the agreement. In the event that the Company experiences a change of control (as defined in the employment agreements) the term of each employment agreement is extended for a period of three years from the date on which such change of control occurs (the "Continuation Term"). If the Company terminates any of these agreements prior to the occurrence of a change of control, for any reason other than "for cause," death or disability, the Company is required to continue to make all payments due thereunder for a period of 12 months. If the employment of any of these officers is terminated within three years of the occurrence of a change in control, for any reason other than for cause, death or disability, including the officer's resignation for "good reason" (as defined in the employment agreement)the Company is required to continue to make all payments due thereunder for the balance of the Continuation Term. In addition, upon the termination of employment of any of these officers within three years of a change of control, the officer may receive credit for additional years of service for the purpose of computing benefits due and payable under the Company's retirement plan and benefit restoration plan. If amounts to be received by the officer in connection with a termination of the officer's employment following a change of control ("Total Payments") will be subject to the excise tax provided by Section 4999 of the Internal Revenue Code (the "Excise Tax"), (i) the Total Payments will be reduced to the maximum amount of payments which could be made without imposition of the Excise Tax (the "Safe Harbor Amount"), if within 115% of the Safe Harbor Amount or (ii) if the Total Payments equal or exceed 115% of the Safe Harbor Amount, the Company is required to pay the officer an additional amount to offset any Excise Tax on the Total Payments (the "Gross-Up Payment") and any federal, state and local income and employment taxes and Excise Tax levied upon the Gross-Up Payment.

     The Company has also entered into employment agreements with Messrs. Keller and Cahill which provide for the continuation of their employment at current salaries and benefit levels, subject to annual increases at the discretion of the Company. The term of each agreement is for a period of one year, which automatically renews for successive one-year terms unless terminated by the Company upon written notice. If the Company terminates the employment of Messrs. Keller or Cahill for any reason other than "for cause," the Company is required to continue to make all payments due under the employment agreement for a period of 14 months, subject to offset for amounts earned by the officer from other employment.

     The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Employment Agreements with Mr. Phillips, Mr. Williams, Mr. Jonker, Mr. Keller and Mr. Cahill, copies of which are filed as Exhibits 8, 9, 10, 11, and 12 hereto, respectively, and are incorporated herein by reference.

POST-MERGER EMPLOYMENT AGREEMENTS

     In connection with the Merger, the Company has entered into an amended and restated employment agreement with Barry Phillips which provides for the continuation of his employment as President and Chief Executive Officer, for a term of three years following the consummation of the Merger, at his current annual base salary of $260,000. The agreement entitles Mr. Phillips to receive for the balance of the three-year term

(i) his annual base salary at the rate in effect immediately prior to his employment termination, plus (ii) the amount of annual incentive compensation awarded to him with respect to the preceding year, but not less than 40% of his annual base salary, (iii) credit for additional years of service for the purpose of computing benefits payable under the Company's Retirement Plan and Benefit Restoration Plan and (iv) continued coverage under the Company's health and life insurance programs, in the event of the termination of his employment prior to the expiration of the three year term by the Company other than for disability or for "cause" (as defined therein) or by his resignation in response to a reduction in annual base salary, employment benefits or compensation potential under incentive compensation plans or a change in his reporting responsibility or location of his place of work, or his demotion to a position which is not a senior executive position. In addition, he would be entitled to receive an additional payment (the "Gross-Up Payment") sufficient to cover any Excise Tax on payments considered "contingent on a change in ownership or control" of the Company within the meaning of Section 280G of the Code, plus an additional amount to offset any income or employment taxes on the Gross-Up Payment. The amended and restated employment agreement with Mr. Phillips will become effective upon the consummation of the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of Mr. Phillips' employment agreement, a copy of which is filed as Exhibit 21 hereto and is incorporated herein by reference.

     The Company also has entered into amended and restated employment agreements with James C. Cahill, Vice President, Manufacturing, and Joseph H. Keller, Vice President Engineering, which provide for the continuation of their employment at their current salaries of $117,700 and $110,245, respectively, and their current benefit levels, subject to increases at the discretion of the Company. The term of each agreement is for a term of one year, which automatically renews for successive one-year terms unless terminated by the Company upon written notice. Under the agreements, in the event of termination of employment by the Company without "cause" (as defined therein) they will be entitled to receive for a period of 14 months following employment termination all amounts he would otherwise have received including his monthly base salary, contributions to the Company's Supplemental Executive Retirement Plan at the rate of $5,000 per year, continuation of coverage under the Company's life and medical insurance programs and incentive compensation, based on an annual amount that is not less than 40% of his base salary. The amounts payable to each of them in the event of such termination are reduced by earnings from other employment. The amended and restated employment agreements with Messrs. Cahill and Keller will become effective upon the consummation of the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the complete texts of Mr. Cahill's and Mr. Keller's employment agreements, copies of which are filed as Exhibits 23 and 22 hereto, respectively, and are incorporated herein by reference.

DEFERRED COMPENSATION

     The Company maintains a Supplemental Executive Retirement Plan for the benefit of certain key employees of the Company as selected by the Board of Directors including each of Messrs. Phillips, Williams, Jonker, Cahill and Keller (the "SERP"). Pursuant to the terms of the SERP, participants may elect to defer all or any portion of their compensation and contribute such deferral to the SERP. All participant deferrals are immediately and fully vested. The Company may make contributions to the SERP at the discretion of the Board of Directors. Company contributions are 50% vested after the participant reaches age 55 and are fully vested once the participant reaches age 60. In addition, Company contributions fully vest upon the death or disability of the participant or in the event of a change of control of the Company. If a participant's employment is terminated "for cause," all Company contributions allocated to such participant's account are forfeited. All amounts contributed to the SERP, whether as a result of Company contributions or participant deferrals have been used to purchase whole life insurance policies on the life of the participant. As of December 31, 1998, life insurance policies purchased under the SERP included policies on the lives of Mr. Phillips in the aggregate face amount of $174,133; Mr. Williams in the aggregate face amount of $103,573; Mr. Keller in the aggregate face amount of $199,234; Mr. Cahill in the aggregate face amount of $253,446; and Mr. Jonker in the aggregate face amount of $138,030. Upon the death of the insured, the entire proceeds of the policy will be paid to insured's designated beneficiary. The insured is entitled to receive the policy upon the termination of his employment as a result of disability or retirement after age 60. The Company's contribution to the SERP during 1998, 1997 and 1996 is included in "All Other Compensation" column of the "Summary Compensation Table" in Schedule I hereto. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Supplemental Executive Retirement Plan, a copy of which is filed as Exhibit 13 hereto and is incorporated herein by reference.

     Effective July 1989, the Company entered into a Deferred Compensation Agreement with Mr. Phillips. Pursuant to this Agreement, upon the termination of Mr. Phillips' employment with the Company at any time after age 65, the Company will pay to Mr. Phillips or his designated beneficiary in the event of his death, the sum of $78,687 per year for fifteen years. Upon the death of Mr. Phillips while employed by the Company, Mr. Phillips' designated beneficiary is entitled to receive the death benefit payable under a life insurance policy in the face amount of $125,000. Upon termination of employment as a result of disability, Mr. Phillips has the option of receiving the net cash surrender value of this policy or an assignment of the policy. The Company pays all premiums due under this policy. Premiums paid by the Company for this life insurance policy during fiscal 1998, 1997 and 1996, are included in "All Other Compensation" column of the "Summary Compensation Table" in Schedule I hereto. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Deferred Compensation Agreement with Mr. Phillips, a copy of which is filed as Exhibit 14 hereto and is incorporated herein by reference.

     The Company has entered into a Split-Dollar Life Insurance Agreement with Mr. Phillips with respect to an insurance policy on the life of Mr. Phillips with a death benefit of $500,000. Pursuant to the terms of the agreement, Mr. Phillips pays the portion of the premium attributable to the term life insurance cost of the policy, funded by an off-setting bonus from the Company, and the Company pays the balance of the premium. Upon the death of Mr. Phillips or the cancellation of the policy, the Company is entitled to receive the premiums it has paid under the policy and a portion of the cash value of the policy. The balance of the policy proceeds will be paid to Mr. Phillips or his designated beneficiary. Premiums paid by the Company for this life insurance policy during fiscal 1998, 1997 and 1996 are included in "All Other Compensation" column of the "Summary Compensation Table" in Schedule I hereto. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Split-Dollar Life Insurance Agreement, a copy of which is filed as Exhibit 15 hereto and is incorporated herein by reference.

     Effective July 1989, the Company entered into a Deferred Compensation Agreement with Mr. Williams. Pursuant to this agreement, upon the termination of Mr. Williams' employment with the Company at any time after age 60 or as a result of his disability or death, the Company will pay to Mr. Williams, or his designated beneficiary in the event of his death, the sum of $30,000 per year for 15 years. This deferred compensation payment is funded in part through an insurance policy on the life of Mr. Williams. Mr. Williams contributes $2,469 per year towards the payment of the premium due under this policy, as a deferral of his compensation. The Company contributes the balance of the premiums due under the policy which is $10,000 per year. Premiums paid by the Company for this life insurance policy during fiscal 1998, 1997 and 1996 are included in "All Other Compensation" column of the "Summary Compensation Table" in Schedule I hereto. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Deferred Compensation Agreement with Mr. Williams, a copy of which is filed as Exhibit 16 hereto and is incorporated herein by reference.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1998, the Compensation Committee of the Board of Directors consisted of Sangwoo Ahn and Jack D. Rutherford, both of whom are non-employee directors, and Barry L. Phillips, who is an executive officer of the Company. Mr. Phillips does not participate in the deliberations of the Compensation Committee concerning his compensation.

CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     Certain other contracts, agreements, arrangements, and understandings between the Company and certain of its directors, executive officers and affiliates are described above under the captions "The Merger
Agreement -- Indemnification and Insurance" and "The Merger
Agreement -- Employee Plans and Benefits and Employment Contracts."

CERTAIN TRANSACTIONS

     On September 26, 1997 the Company entered into an agreement with Morgan Lewis Githens & Ahn ("MLGA"), pursuant to which MLGA agreed to act as a financial advisor to the Company in connection with the Company's consideration of possible strategic business alternatives including (i) acquisitions; (ii) divestitures; (iii) recapitalizations; and (iv) business combinations. The terms of the agreement provide that in the event a business combination is consummated within the term of the agreement or within one year thereafter, the Company will pay MLGA a fee for its services in an amount equal to 0.42% of the purchase price paid in such business combination up to $192.1 million and an amount equal to 1.6667% of the purchase price in excess of $192.1 million, plus reasonable out-of-pocket expenses. See Item 5 herein for a description of the fee to be paid to MLGA as a result of consummation of the Offer. Messrs. Ahn, Lewis and Morgan, three of the Company's directors, are founding partners of MLGA. MLGA is an affiliate of MLGA Fund II, L.P., the largest stockholder of the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of the Board of Directors

     THE BOARD OF DIRECTORS OF THE COMPANY HAS BY UNANIMOUS VOTE DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO MERGER SUBSIDIARY.

     This recommendation is based in part upon an opinion the Board of Directors received from Merrill Lynch, the Company's independent financial advisor, that, as of the date of such opinion, the consideration to be received by the holders of the Company Common Stock in the Offer and the Merger, taken together, was fair, from a financial point of view, to such stockholders (the "Merrill Lynch Opinion"). The full text of the Merrill Lynch Opinion, which sets forth the factors considered and the assumptions made by Merrill Lynch, is attached hereto as Annex 1, and filed as Exhibit 5 hereto. Stockholders are urged to read the Merrill Lynch Opinion in its entirety.

     A letter to the Company's stockholders communicating the Board of Directors' recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits 6 and 7, respectively, and are incorporated herein by reference.

     See Item 5 herein for a description of the fee to be paid to MLGA as a result of consummation of the Offer. Messrs. Ahn, Lewis and Morgan, three of the Company's directors, are founding partners of MLGA. See Item 3(b) for a description of an employment agreement between the Company and Barry Phillips, a director of the Company, which will become effective upon the consummation of the Merger. In addition, David Williams, also a director of the Company, has been advised in writing by Parent at Mr. William's request that if Mr. Williams retires from the Company on or after December 31, 1999, Parent will not contest his rights to severance under Section 10(e) of his employment agreement with the Company described in Item 3(b) herein.

(b) Background; Reasons for the Board of Directors' Recommendation

(b)(1) Background.

     Beginning in early 1997, the Company's management, in periodic consultation with the Company's directors, began to explore options to improve stockholder value. On September 26, 1997, the Company retained MLGA, to act as a financial advisor to the Company and to work with Merrill Lynch, which was retained on October 1, 1997, in identifying potential acquirors of the Company. Mr. Sangwoo Ahn, Chairman of the Board and a director of the Company, and two other directors of the Company, are founding partners of MLGA.

     From October to December 1997, Merrill Lynch contacted 24 potential strategic acquirors (including Parent) and 16 potential financial acquirors and distributed to them memoranda generally describing the Company's operations. On November 3, 1997, Parent and the Company entered into a customary confidentiality and standstill agreement under which the Company would provide Parent certain non-public information in connection with its consideration of a possible acquisition of the Company, which was amended February 23, 1998. In December 1997, Parent informed representatives of Merrill Lynch that Parent did not intend to make a proposal to acquire the Company.

     Subsequently, from December 1997 to January 1998, one potential strategic acquiror (but not Parent) and three potential financial acquirors submitted preliminary indications of interest to acquire the Company, and management met with representatives of such potential strategic acquiror and two of the potential financial acquirors from January to February 1998. By March 1998, such potential acquirors were encouraged not to submit a final bid to acquire the Company since their initial indications of interest were not at a price per share that would be acceptable to the Company. Between March 1998 and December 1998, no substantive discussions took place between the Company or its financial advisors and potential acquirors.

     On December 14, 1998, a representative of Gleacher & Co. LLC ("Gleacher"), Parent's financial adviser, telephoned a representative of MLGA, to arrange a meeting to discuss Parent's renewed interest in possibly acquiring the Company. On December 15, 1998, a representative of Gleacher and a representative of MLGA met. The Gleacher representative advised the MLGA representative of Parent's preliminary indication of interest.

     On December 23, 1998, a representative of Gleacher and a representative of MLGA spoke by telephone. The Gleacher representative reiterated Parent's preliminary indication of interest. A representative of MLGA suggested that a price higher than Parent's preliminary indication would be required. The Gleacher representative and the MLGA representative agreed that Parent and the Company would consider their respective positions over the holidays.

     During January 1999, a representative of Gleacher made several unsuccessful efforts to contact a representative of MLGA. On February 1, 1999, a representative of Gleacher submitted a written proposal to a representative of MLGA, increasing its proposed acquisition price, subject to a reasonable period of due diligence followed by a tender offer to all Company stockholders. In addition, Parent required a contractual commitment obligating MLGA Fund II, L.P. to tender all of its shares of the Company to Parent. Mr. Ahn is a general partner of the general partner of MLGA Fund II, L.P.

     On February 2, 1999, a representative of MLGA telephoned a representative of Gleacher to invite Parent to conduct a due diligence investigation of the Company.

     On February 3, 1999, a representative of Gleacher informed a representative of MLGA by telephone that Parent would accept the offer to conduct a due diligence investigation.

     On February 8, 1999, a representative of Gleacher sent a letter to a representative of MLGA describing the scope of due diligence that Parent wished to conduct. During that week, a representative of Merrill Lynch contacted a representative of Gleacher to coordinate a due diligence meeting.

     On February 25-26, 1999, representatives of the Company's management and Merrill Lynch made presentations to representatives of Parent's management and Gleacher regarding the Company's business, operations, and projected results of operations. The participants engaged in discussions regarding Parent's possible acquisition of the Company and the Company provided Parent's management with tours of its New Philadelphia and Orville, Ohio facilities.

     In February and early March 1999, the Company's management decided to meet with two other potential strategic acquirors (the "Other Potential Acquirors") in addition to Parent. Each of the Other Potential Acquirors executed a customary confidentiality and standstill agreement with the Company. In separate meetings during late February and early March 1999, representatives of the Company and Merrill Lynch made presentations to representatives of the Other Potential Acquirors and their respective financial advisors regarding the Company's operations and projected results of operations. The participants engaged in discussions regarding the Other Potential Acquirors' possible acquisition of the Company and the Company provided tours of the Company's New Philadelphia and Orville, Ohio facilities.

     On March 18, 1999, Merrill Lynch provided Parent and the Other Potential Acquirors with written invitations to submit a definitive proposal for the acquisition of the Company, outlining the timing and procedures for formulating the proposals and accompanied by a draft Agreement and Plan of Merger. Parent and the Other Potential Acquirors were required to submit their proposals, together with any changes to the draft Merger Agreement, in writing no later than 12:00 noon Eastern Standard Time, on April 9, 1999.

     Throughout late March and early April 1999, Parent's management, together with its counsel, Covington & Burling ("Covington"), and its independent accountants, Ernst & Young LLP ("E&Y"), and the Other Potential Acquirors, together with their legal counsel, financial advisors, and independent accountants, conducted an extensive due diligence investigation of the Company, including but not limited to its business, operations and financial conditions, and participated in numerous discussions with members of the Company's management and visits to the Company's facilities. In addition, on April 5 and April 6, 1999, representatives of Parent and Covington discussed by telephone conference meetings certain due diligence matters with representatives of the Company, and Black, McCuskey, Souers & Arbaugh ("Black"), outside legal counsel to the Company, and Proskauer Rose LLP ("Proskauer"), special outside legal counsel to the Company.

     On April 9, 1999, Parent submitted to Merrill Lynch a written proposal to acquire the Company at a cash price of $19.25 per share. Parent's proposal included comments on the draft Merger Agreement previously provided by Merrill Lynch (including a termination fee of $8 million) and a draft stockholders agreement. Also on April 9, 1999, one of the Other Potential Acquirors (the "Other Bidding Party"), by letter from the Chief Financial Officer of the Other Bidding Party, submitted to Merrill Lynch a written proposal to acquire the Company at a cash price that was less than the amount proposed by Parent. The Other Bidding Party's proposal also included comments on the draft Merger Agreement (including a termination fee equal to 5% of the proposed aggregate consideration or approximately $8 million) and a condition that the Other Bidding Party obtain an agreement to purchase all the shares and options of the Company held by the Company's directors, senior management and MLGA Fund II, L.P.

     On April 11, 1999, by telephone conference, a representative of MLGA, and representatives of Merrill Lynch and Proskauer discussed Parent's and the Other Bidding Party's proposals to acquire the Company, including their proposed changes to the draft Merger Agreement and required stockholders agreements. Later that day, a representative of Merrill Lynch contacted representatives of both Parent's and the Other Bidding Party's financial advisers to discuss the principal terms of their proposals and invited them to submit revised bids for the Company by no later than 5:00 pm, Eastern Standard Time, on April 14, 1999.

     On April 12, 1999, representatives of Proskauer spoke by telephone separately with Covington and counsel for the Other Bidding Party regarding their respective comments on the draft Merger Agreement, required stockholders agreements, and the role of Company senior management following the Merger.

     On April 13, 1999, the Other Bidding Party, by letter from the Chief Financial Officer of the Other Bidding Party addressed to Merrill Lynch, clarified certain issues related to their original proposal to acquire the Company, including reducing the proposed termination fee to 3% of the proposed aggregate consideration. On April 14, 1999, the Other Bidding Party's legal counsel, by letter addressed to Merrill Lynch, clarified certain legal issues and matters discussed with Proskauer other than those specifically addressed in their April 13, 1999 letter.

     On April 14, 1999, Parent submitted to Merrill Lynch a revised written proposal in which Parent increased the offer price to $20.00 per share, reduced the proposed termination fee to $6 million and clarified certain other terms of its proposal to acquire the Company.

     On April 15, 1999, Company management, a representative of MLGA, and representatives of Merrill Lynch and Proskauer held a meeting to discuss Parent's and the Other Bidding Party's bids and their proposed changes to the draft Merger Agreement, required stockholders agreements and other terms.

     On or about April 19, 1999, the Other Bidding Party, by telephone call from the Other Bidding Party's financial adviser to a representative of Merrill Lynch, indicated that it was prepared to increase its offer but such increase was not to a level which, in the opinion of the Company, was competitive with the $20.00 per share offered by Parent.

     From April 15 to May 9, 1999, representatives of the Company and Parent and their respective legal and financial advisors conducted further negotiations of the terms of the transaction, including the terms of the Merger Agreement and stockholders agreements. In addition, Black, as legal counsel to the Company's senior management, negotiated with representatives of Parent and Covington regarding proposed new employment agreements for the Company's senior management to be effective upon the consummation of the Merger (see Item 3(b) above).

     On May 10, 1999, the Company's Board of Directors held a special meeting to consider the proposed transaction. Representatives of Merrill Lynch made a presentation regarding certain financial analyses that it had performed in connection with Merrill Lynch's review of the Offer and the Merger, and rendered its opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. The representatives of Merrill Lynch also reviewed with the Company Board of Directors, Merrill Lynch's discussions with third parties who were also potentially interested in concluding transactions with the Company. Representatives of Proskauer then commented on various legal issues and presented a summary of the Merger Agreement and Stockholders Agreements. Following discussion among the directors, the Company's Board, by unanimous vote, adopted resolutions approving the Offer, the Merger and the Merger Agreement.

     Later in the day on May 10, 1999, the Merger Agreement and the Stockholders Agreements were executed and on May 11, 1999 a joint press release was issued by Parent and the Company announcing the transaction.

     On May 17, 1999, the Merger Subsidiary commenced the Offer.

(b)(2) Reasons for the Transaction; Factors Considered by the Board.

     In making its recommendation to the stockholders of the Company with respect to the Offer and the Merger, the Company Board of Directors considered a number of factors, the material ones being:

  Financial Condition, Results of Operations, Business and Prospects of the Company

     The Company Board of Directors considered the financial condition, results of operations, business and prospects of the Company, including its prospects if it were to remain independent. The Company Board of Directors also discussed the Company's current strategic plan and the competitive environment in which the Company operates.

  Financial Advisor's Presentation

     The Company Board of Directors took into account the financial analysis of Merrill Lynch as well as its oral opinion, subsequently confirmed in writing as of May 10, 1999, to the effect that, as of such date, and based upon and subject to the various considerations set forth in such opinion, the consideration to be received, pursuant to the Offer and the Merger, taken together, was fair from a financial point of view to such holders. A copy of the Merrill Lynch Opinion is filed as Exhibit 5 and attached hereto as Annex I and is incorporated herein by reference. Holders of Shares should read the Merrill Lynch Opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Merrill Lynch.

  Historical Stock Price Performance

     The Company Board noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger, taken together, would represent a substantial premium over (i) the closing price of the Shares on the NASDAQ Stock Market on May 10, 1999 (the last full trading day prior to announcement of the execution of the Merger Agreement) and (ii) the average closing price of the Shares during the preceding ten, thirty, ninety, one hundred and eighty day periods and for the last 12 months.

  Terms of the Offer and the Merger

     The Company Board of Directors also considered the other terms and conditions of the Offer and the Merger as well as the terms of the Stockholders Agreements. The Company Board of Directors noted that the transaction was being structured as a cash tender offer for all of the outstanding Shares, and it would permit all holders of Shares to participate on the same basis. The Board also noted the absence of a financing condition to the Offer. Equally, the consideration to be received in the Merger would be available to holders of Shares on the same basis. The Company Board of Directors considered that the Stockholders, as principal stockholders, were committing to the transaction but were not being afforded any preferential treatment in connection with the Offer or the Merger and the fact that Parent had required that the Stockholders Agreements be entered into as a condition of Parent's execution of the Merger Agreement.

  Other Potential Transactions

     The Company Board of Directors considered whether any other person would be interested in an acquisition of the Company at this time on terms more attractive to the Company. The Company Board of Directors discussed the fact that numerous potential acquirors had been contacted by the Company and its financial advisors and that only Parent and the Other Bidding Party had made final bids to acquire the Company, and therefore concluded that no other potential acquiror would be likely to propose an acquisition transaction more attractive than that proposed by Parent. In this connection, the Company Board of Directors reviewed information regarding the preliminary discussions between the Company and potential strategic and financial acquirors (see "-- Background" above).

  Competing Offers

     The Company Board of Directors noted that if the Company receives an offer superior in its terms to the Offer and the Merger, the Company could provide information to, and negotiate with, such competing bidder and approve or recommend a transaction that would compete with the Offer, provided that under the circumstances described in the Merger Agreement, the Company may be required to pay Parent a termination fee of $6.0 million (see "The Merger
Agreement -- Fees and Expenses").

     The foregoing discussion of the information and factors considered and given weight by the Company Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION IS ATTACHED HERETO AS ANNEX I AND FILED AS EXHIBIT 5 HERETO. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE COMPANY BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED, PURSUANT TO THE OFFER AND THE MERGER, TAKEN TOGETHER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT ANY STOCKHOLDER SHOULD TENDER HIS, HER OR ITS SHARES IN THE OFFER OR HOW ANY STOCKHOLDER SHOULD VOTE, OR WHETHER SUCH STOCKHOLDER SHOULD SEEK APPRAISAL RIGHTS, IN CONNECTION WITH THE MERGER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of an engagement letter dated as of October 1, 1997 between the Company and Merrill Lynch (the "Merrill Lynch Engagement Letter") and an engagement letter dated as of September 26, 1997 between the Company and MLGA (the "MLGA Engagement Letter"), the Company has engaged Merrill Lynch and MLGA, respectively, to act as its financial advisors in connection with the sale, merger, consolidation or any other business combination involving all or a substantial amount of securities or assets of the Company and certain other transactions. As part of Merrill Lynch's roles as financial advisor, Merrill Lynch has delivered to the Board of Directors the Merrill Lynch Opinion.

     Pursuant to the Merrill Lynch Engagement Letter and the MLGA Engagement Letter, the Company has agreed to (i) pay Merrill Lynch a fee of approximately $2,161,000; and (ii) pay MLGA a fee of approximately $1,086,826, respectively, upon the first purchase of Company Shares by Merger Subsidiary pursuant to the Offer. The Company has also agreed, whether or not the Offer is consummated, to pay Merrill Lynch and MLGA for their reasonable out-of-pocket expenses, including the reasonable fees and expenses of their respective legal counsel incurred in connection with their engagement, and to indemnify each of Merrill Lynch and MLGA against certain liabilities and expenses in connection with their engagement.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the transactions contemplated by the Stockholders Agreements, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries presently intend to tender to the Merger Subsidiary all Shares held of record or beneficially owned by such persons (other than Shares issuable upon exercise of stock options, Shares that may be donated to charitable organizations and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act). Reference is also made to the Stockholders Agreements described in Item 3 herein.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Agreement and Plan of Merger, dated as of May 10, 1999, by and among Parent, the Merger Subsidiary and the Company.

     Exhibit 2 Confidentiality Agreement, dated as of November 3, 1997, as amended on February 23, 1999, by and between Parent and the Company.

     Exhibit 3 Stockholders Agreement, dated as of May 10, 1999, by and among Parent, the Merger Subsidiary, the Company, David Williams, Barry L. Phillips, Bruce A. Jonker, James C. Cahill, Joseph H. Keller, Sangwoo Ahn, Perry J. Lewis, and Jack D. Rutherford.

     Exhibit 4 Stockholders Agreement, dated May 10, 1999, by and among Parent, the Merger Subsidiary and MLGA Fund II, L.P.

     Exhibit 5 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated May 10, 1999.*

     Exhibit 6   Letter to Stockholders of the Company, dated May 18, 1999.*

     Exhibit 7 Joint Press Release issued by Parent and the Company, dated May 11, 1999

     Exhibit 8 Amended and Restated Employment Agreement dated January 1, 1998 between the Gradall Company and Barry L.
                 Phillips -- incorporated by reference to Exhibit 10.04 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997

     Exhibit 9 Amended and Restated Employment Agreement dated January 1, 1998 between the Gradall Company and David S.
                 Williams -- incorporated by reference to Exhibit 10.05 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997

     Exhibit 10 Amended and Restated Employment Agreement dated as of January 1, 1998 between The Gradall Company and Bruce A.
                 Jonker -- incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998

     Exhibit 11 Employment Agreement dated as of November 1, 1995 between The Gradall Company and Joseph H. Keller, Jr. -- incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 12 Employment Agreement dated as of November 1, 1995 between The Gradall Company and James C. Cahill -- incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 13 The Gradall Company Amended and Restated Supplemental Executive Retirement Plan -- incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 14 Deferred Compensation Agreement dated July 19, 1989 between The Gradall Company and Barry L. Phillips -- incorporated by reference to Exhibit 10.06 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 15 Split-Dollar Life Insurance Agreement dated as of August 30, 1995 between The Gradall Company and Barry L.
                 Phillips -- incorporated by reference to Exhibit 10.08 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 16 Amended and Restated Deferred Compensation Agreement dated August 30, 1995 between The Gradall Company and David S. Williams -- incorporated by reference to Exhibit 10.07 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 17 Gradall Industries, Inc. 1995 Stock Option Plan -- incorporated by reference to Exhibit 10.09 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 18 The Gradall Company Benefit Restoration Plan -- incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (No. 333-06777)

     Exhibit 19 Gradall Industries, Inc., 1998 Stock Option Plan incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed for the year ended December 31, 1997

     Exhibit 20 Amendment No. 1 to Rights Agreement, dated as of May 11, 1999 by and between Gradall Industries, Inc. and ChaseMellon Shareholder Services, LLC.

     Exhibit 21 Amended and Restated Employment Agreement dated as of May 10, 1999, between Gradall Industries, Inc. and Barry L. Phillips.

     Exhibit 22 Amended and Restated Employment Agreement dated as of May 10, 1999, between Gradall Industries, Inc. and Joseph H. Keller, Jr.

     Exhibit 23 Amended and Restated Employment Agreement dated as of May 10, 1999, between Gradall Industries, Inc. and James C. Cahill.
---------------
* Included in copies of Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          GRADALL INDUSTRIES, INC.

                                          By: /s/ BARRY L. PHILLIPS

                                            ------------------------------------
                                            Barry L. Phillips,
                                            President and Chief Executive
                                              Officer

Dated: May 18, 1999

                                                                      SCHEDULE 1

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                    GENERAL

     This Information Statement is being mailed on or about May 18, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Gradall Industries, Inc., a Delaware corporation (the "Company") to the holders of record of the Company's common stock (together with associated rights to purchase Series B Participating Cumulative Preferred Stock), par value $.001 per share, of the Company (the "Common Stock" or "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Merger Subsidiary (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors").

     On May 10, 1999, the Company, JLG Industries, Inc., a Pennsylvania corporation ("Parent"), and JLG Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, ("Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) the Merger Subsidiary will commence a tender offer (the "Offer") for all outstanding shares at a price of $20.00 per Share, net to the seller in cash and (ii) the Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly upon the acceptance for payment of and payment for any Shares by Merger Subsidiary, Merger Subsidiary shall be entitled to designate such number of directors (the "Merger Subsidiary Designees") on the Company Board of Directors as will give Merger Subsidiary representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Merger Subsidiary Designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and the Merger Subsidiary has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy or completeness of such information.

         RIGHT TO DESIGNATE DIRECTORS; THE MERGER SUBSIDIARY DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the acceptance for payment of and payment for any Shares by Merger Subsidiary, Merger Subsidiary will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of (i) the number of directors on the Board of Directors of the Company and (ii) the percentage that such number of votes represented by Shares so purchased bears to the number of votes represented by Shares outstanding. The Company will promptly take all actions requested by Parent necessary to cause the Merger Subsidiary Designees to be so elected, including, at Parent's option, increasing the size of the Board of Directors or using the Company's best efforts to seek the resignations of one or more existing directors. Notwithstanding the foregoing, until the Effective Time of the Merger, (i) any amendment or termination of the Merger Agreement; or (ii) waiver of the obligations or other acts of Parent or Merger Subsidiary under the Merger Agreement; or (iii) waiver by the Company of the Company's rights under the Merger Agreement will require the concurrence of a majority of directors of the Company who were directors of the Company as of May 10, 1999 and who voted to approve the Merger Agreement.

     The following table sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who Parent intends to designate as directors of the Company. The business address of each such person is 1 JLG Drive, McConnellsburg, PA 17233-9533.

                                                PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND MATERIAL OCCUPATIONS,
NAME                     AGE   POSITIONS, OFFICES, OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
----                     ---   -----------------------------------------------------------------
L. David Black.........  62    Chairman of the Board, President and Chief Executive Officer of
                                 Parent; Director of Parent since 1990; Director of Merger
                                 Subsidiary
Charles H. Diller,
  Jr...................  54    Executive Vice President and Chief Financial Officer of Parent,
                                 Director of Parent
Thomas D. Singer.......  46    Vice President -- General Counsel of Parent; Director of Merger
                                 Subsidiary
Raymond F. Treml.......  59    Senior Vice President -- Operations of Parent
Rao G. Bollimpalli.....  60    Senior Vice President -- Engineering of Parent
Samuel D. Swope........  49    Vice President -- Human Resources of Parent
Craig E. Paylor........  43    Vice President -- Sales and Market Development of Parent since
                                 December 1997, prior to December 1997, Vice President -- Sales of Parent
Ben A. Appleby.........  64    Vice President -- Corporate Development of Parent since December
                                 1997, prior to December 1997 Vice President -- Corporate
                                 Materials of Parent
John F. Louderback.....  43    Vice President -- Sales and Support of Parent since December
                               1997, prior to December 1997, Director of Customer Support

     Merger Subsidiary has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Merger Subsidiary may choose additional or other Merger Subsidiary Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer, none of the Merger Subsidiary Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (ii) to the best of the Parent's knowledge, has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

                            DIRECTORS OF THE COMPANY

     Certain information concerning the current directors and executive officers of the Company and directors and executive officers of The Gradall Company, a wholly owned subsidiary of the Company, as of May 10, 1999 is set forth below.

NAME                                    POSITION WITH THE COMPANY
----                                    -------------------------
Sangwoo Ahn..........  Chairman of the Board.
Ernest Green.........  Director
Perry J. Lewis.......  Director
John A. Morgan.......  Director
Barry L. Phillips....  President -- Chief Executive Officer and Director and
                       President of the Gradall Company
Jack D. Rutherford...  Director
William C. Ughetta...  Director
David S. Williams....  Director and Vice President-Marketing and Sales, and Vice
                       President-Marketing and Sales of The Gradall Company

     Sangwoo Ahn was a Co-Chairman of the Board from October 1995 to March 1996 and has been Chairman of the Board since March 1996. Mr. Ahn is a founding partner of Morgan Lewis Githens & Ahn ("MLGA"), a privately-owned international investment banking and leveraged buyout firm which was founded in 1982. Mr. Ahn has served as a general partner of MLGAL Partners L.P. ("MLGAL"), a Connecticut limited partnership and the general partner of MLGA Fund II, L.P. ("Fund II"), since its formation in 1987. Mr. Ahn also serves on the Board of Directors of Kaneb Pipeline Partners, L.P., Kaneb Services, Inc., PAR Technology Corporation, Quaker Fabric Corporation, Stuart Entertainment, Inc. and ITI Technologies, Inc. Mr. Ahn is 60 years old.

     Ernest Green has been a director of the Company since July 1996. Mr. Green is the founder of, and since its formation in 1981, has served as President and Chief Executive Officer of EGI, Inc., a manufacturer of automotive components. He is also President of Florida Production Engineering, Inc., a subsidiary of EGI, Inc. Mr. Green also serves on the Board of Directors of DPL Inc., Eaton Corporation, and Pitney Bowes, Inc. Mr. Green is 60 years old.

     Perry J. Lewis has been a director of the Company since 1995. Mr. Lewis is a founding partner of MLGA and has served as a general partner of MLGAL since its formation. Mr. Lewis also serves on the Board of Directors of Aon Corporation, Stuart Entertainment, Inc. ITI Technologies, Inc. and Chancellor Media Corporation. Mr. Lewis is 61 years old.

     John A. Morgan has been a director of the Company since 1995. Mr. Morgan is a founding partner of MLGA and has served as a general partner of MLGAL since its formation. In December 1997, Mr. Morgan became a Managing Director of Long Point Capital, Inc. and a Managing Member of Long Point Capital Partners LLC. Mr. Morgan also serves on the Board of Directors of Masco Tech, Inc., Masco Corp. and Lifestyle Furnishings International, Inc. Mr. Morgan is 68 years old.

     Barry L. Phillips has served as President -- Chief Executive Officer and has been a director of the Company since 1995 and has served as President of The Gradall Company, its wholly-owned subsidiary, since 1985. Prior to joining the Company, Mr. Phillips spent 26 years with International Harvester and was the plant manager of its Farmall Plant in Rock Island, Illinois. Mr. Phillips is 57 years old.

     Jack D. Rutherford has been a director of the Company since its formation in 1985. Mr. Rutherford has served as Chairman of the Board and Chief Executive Officer of the Company from 1985 to October 1995 and as Co-Chairman of the Board from October 1995 until March 1996. He served as President and Vice Chairman of ICM Krebsoge, Inc., a manufacturer of component parts for the automotive industry, from January 1993 until December 1996. Mr. Rutherford also served as Vice Chairman of Magna LLC, and its predecessors, a holding company whose operating subsidiary manufactures hydraulic cylinders, pumps and valves, from 1986 through September 1996. Mr. Rutherford also serves on the Board of Directors of Code Alarm, Inc. Mr. Rutherford is 65 years old.

     William C. Ughetta, Jr. has been a director of the Company since 1995. In December 1997, Mr. Ughetta became a Managing Director of Long Point Capital, Inc., a private equity investment firm. From January 1994 through December 1996, Mr. Ughetta was a general partner of MLGA and MLGAL. Mr. Ughetta is 38 years old.

     David S. Williams has served as Vice President, Marketing and Sales and has been a director of the Company since 1995 and has served as Vice President, Marketing and Sales of The Gradall Company since 1986. Prior to that, Mr. Williams served as President of Claas of America and held various management positions at International Harvester, including General Sales Manager. Mr. Williams is 58 years old.

                       EXECUTIVE OFFICERS OF THE COMPANY

     Executive officers of the Company are as follows:

NAME                                    AGE                          POSITION
----                                    ---    -----------------------------------------------------
Barry L. Phillips.....................  57     President-CEO
David S. Williams.....................  58     Vice President, Marketing and Sales
Joseph H. Keller, Jr. ................  52     Vice President, Engineering and Secretary
James C. Cahill.......................  46     Vice President, Manufacturing
Bruce A. Jonker.......................  56     Vice President, Chief Financial Officer and Treasurer

     Mr. Phillips has served as President and Chief Executive Officer of the Company since 1995 and has served as President of The Gradall Company since 1985. Prior to 1985, Mr. Phillips spent 26 years with International Harvester and was the plant manager of its Farmall Plant in Rock Island, Illinois.

     Mr. Williams has served as Vice President, Marketing and Sales of the Company since 1995 and has served as Vice President, Marketing and Sales of The Gradall Company since 1986. Prior to that, Mr. Williams served as President of Claas of America and held various management positions at International Harvester, including General Sales Manager.

     Mr. Keller joined The Gradall Company in 1981 and has served as its Vice President, Engineering and Secretary since 1987. Mr. Keller has served as Vice President, Engineering and Secretary of the Company since 1995.

     Mr. Cahill joined The Gradall Company in 1982 and has served as its Vice President, Manufacturing since 1990. Mr. Cahill has served as Vice President, Manufacturing of the Company since 1995.

     Mr. Jonker joined The Gradall Company in 1973 and has served as its Vice President and Chief Financial Officer since July 1994 and its Treasurer since November 1995. Mr. Jonker has served as Vice President, Finance and Administration and Treasurer of the Company since November 1995 and as Vice President, Chief Financial Officer and Treasurer of the Company since April 1996.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors held seven meetings during 1998. Each director attended at least 75% of the total number of meetings of the Board and Committees on which he served, except Messrs. Morgan, Lewis and Williams.

     The Board of Directors has an Audit Committee and a Compensation Committee. It does not have a Nominating Committee. The Board functions as a committee of the whole to nominate candidates for election as directors.

     The Compensation Committee consists of Messrs. Ahn, Rutherford and Phillips. The functions of the Compensation Committee are to review and approve senior executive base and incentive compensation. The Compensation Committee met twice in 1998.

     The Audit Committee, which in 1998 consisted of Messrs. Ughetta, Rutherford and Green, held one meeting in 1998. The Audit Committee's functions are to review the plan and results of the annual audit by the Company's independent accountants, to review the adequacy of the Company's system of internal controls, to monitor related party transactions and to recommend to the directors the firm of accountants to serve as the Company's auditors.

                           COMPENSATION OF DIRECTORS

     Directors who are not officers or employees of the Company and are not affiliated with MLGA are entitled to receive $1,000 per attended meeting and $20,000 per annum for serving as directors of the Company. In addition, Mr. Green was granted an option to purchase 10,000 shares of Common Stock of the Company, at an exercise price of $2.71 per share, which may be exercised at any time and from time to time prior to August 14, 2006.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table provides information relating to compensation for the years ended December 31, 1998, 1997 and 1996 of the Company's Chief Executive Officer and its other four most highly compensated executive officers (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                 ANNUAL                 AWARDS
                                              COMPENSATION        ------------------
                                          --------------------        SECURITIES         ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR     SALARY      BONUS      UNDERLYING OPTIONS    COMPENSATION
---------------------------       ----    --------    --------    ------------------    ------------
Barry L. Phillips...............  1998    $232,500    $265,000             -0-            $21,894(1)
  President and Chief             1997     210,249     250,000          65,000             18,290(1)
  Executive Officer               1996     166,000     107,000          24,930             18,290(1)
David S. Williams...............  1998     150,154     104,000             -0-             12,534(2)
  Vice President                  1997     147,000      98,000          25,895             12,534(2)
  Marketing and Sales             1996     143,096      77,000          23,545             12,534(2)
Joseph H. Keller, Jr............  1998     101,085      65,000             -0-              5,139(3)
  Vice President,                 1997      97,200      60,000          17,000              5,139(3)
  Engineering and Secretary       1996      91,711      46,000           6,925              5,139(3)
James C. Cahill.................  1998     104,166      75,000             -0-              5,064(3)
  Vice President,                 1997      97,704      71,000          25,000              5,064(3)
  Manufacturing                   1996      88,906      56,000          13,850              5,064(3)
Bruce A. Jonker.................  1998     108,416     100,000             -0-             11,729(3)
  Vice President and              1997      99,384      91,000          25,000              5,064(3)
  Chief Financial Officer         1996      87,982      64,500          13,850              5,064(3)

---------------
(1) Includes $2,534 the Company contributed on behalf of Mr. Phillips to its Supplemental Executive Retirement Plan, $10,226 ($13,830 in 1998) in life insurance premiums the Company paid pursuant to a split-dollar life insurance agreement with Mr. Phillips and $5,530 in life insurance premiums the Company paid pursuant to a deferred compensation agreement with Mr. Phillips.

(2) Includes $2,534 the Company contributed on behalf of Mr. Williams to its Supplemental Executive Retirement Plan and $10,000 in life insurance premiums the Company paid pursuant to a deferred compensation agreement with Mr. Williams.

(3) Represents the amount the Company contributed on behalf of the Named Executive Officer to its Supplemental Executive Retirement Plan.

     The following tables provide information relating to stock options held by the Named Executive Officers as of December 31, 1998. No stock options were granted to or exercised by any of the Named Executive Officers during the year ended December 31, 1998.

 STOCK OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                   SHARES        OPTIONS AT FISCAL YEAR END          FISCAL YEAR END(1)
                                 ACQUIRED ON    ----------------------------    ----------------------------
NAME                              EXERCISE      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                             -----------    -----------    -------------    -----------    -------------
Barry L. Phillips..............      -0-          58,349          59,954         $456,031        $250,123
David S. Williams..............      -0-          41,699          32,961          364,781         141,191
James C. Cahill................      -0-          25,559          25,901          190,943          87,714
Bruce A. Jonker................      -0-          25,559          25,901          190,943          87,714
Joseph H. Keller, Jr...........      -0-          14,279          15,951           96,846          46,608

---------------
(1) Values are calculated as the difference between the exercise price of the options and the market value of the Company's Common Stock as of December 31, 1998.

PENSION PLAN

     Under The Gradall Company Employees' Retirement Plan (the "Retirement Plan"), benefits are payable to all eligible employees of the Company, other than employees who participate in a separate retirement plan for bargaining unit employees. The pension plan table below sets forth the estimated annual benefit, computed as a straight-life annuity, payable under the Retirement Plan at the normal retirement age of 65:

                                                    YEARS OF SERVICE
                                   ---------------------------------------------------
REMUNERATION                         15         20         25         30         35
------------                       -------    -------    -------    -------    -------
80,000...........................  $12,000    $16,000    $20,000    $24,000    $28,000
100,000..........................   15,000     20,000     25,000     30,000     35,000
120,000..........................   18,000     24,000     30,000     36,000     42,000
140,000..........................   21,000     28,000     35,000     42,000     49,000
160,000..........................   24,000     32,000     40,000     48,000     56,000
180,000..........................   24,000     32,000     40,000     48,000     56,000

     The Retirement Plan provides a benefit, based upon years of service with the Company since October 1983, and upon final average base compensation (i.e., salary only) for the five highest consecutive calendar years of the ten years preceding retirement. Compensation covered under the Retirement Plan is limited by certain provisions of the Internal Revenue Code. For 1998, compensation in excess of $130,000.00 per year is disregarded for the purposes of computing benefits under the Retirement Plan. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other amounts. The credited years of service at December 31, 1998 for the Named Executive Officers were as follows: Mr. Phillips, 13; Mr. Williams, 13; Mr. Cahill, 15; Mr. Jonker, 15; and Mr. Keller, 15. The Company has also adopted a non-qualified supplemental retirement plan for certain officers and key employees, including Messrs. Cahill, Jonker and Keller (the "Restoration Plan"). The Retirement Plan provides an additional benefit to participants retiring before age 65, and is intended to minimize the effect of revised actuarial reduction factors utilized in calculating normal benefits under certain provisions of the Internal Revenue Code of 1986, as amended (the "Code") and the Employee Retirement Income Security Act of 1974.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the "Committee") oversees the Gradall executive compensation programs. The Committee met two times in 1998 to review and approve executive compensation matters.

     The Gradall executive compensation philosophy is designed to meet four primary goals:

          (1) Ensure a strong linkage between individual performance and total compensation.

          (2) Integrate compensation programs with Gradall's annual and long-term strategic goals.

          (3) Encourage long-term strategic management and enhancement of stockholder value through equity awards.

          (4) Attract and retain key executives critical to the long-term success of Gradall by providing a fully competitive reward package that is appropriately sensitive to performance.

     These principles are reflected in the key components of the executive compensation programs which consist of base salary, annual incentive awards, and long-term incentive awards. Increases in the base salaries and the specific level of participation in the incentive compensation plans for the executive officers is determined by the Committee based on the factors described below.

BASE SALARY

     An executive's base salary and subsequent adjustments are determined relative to the following factors: individual and Company performance, scope of responsibility and accountability, and comparison with industry pay practices. The Committee feels that all of these factors are significant and the relevance of each varies from executive to executive. Therefore, no specific weight has been assigned to these factors in the evaluation of an executive's base salary.

     The specific measures of the Company's performance vary depending upon the executive's performance area and the goals periodically set for the performance area by the Company. Industry comparisons of manufacturing organizations of comparable asset size and net sales are drawn from survey data relating to various executive levels published by independent sources. Although the Committee reviews data representing base pay and annual cash incentive awards practices of the 25th to 75th percentiles of the competitive market, in terms of compensation, the Committee does have a policy to target base compensation at the 25th percentile of the competitive market, and the combination of base pay and annual cash compensation at the 50th percentile.

ANNUAL CASH INCENTIVE AWARDS

     Under the Gradall Incentive Compensation Plan in effect for 1998, executive officers earned annual cash incentive awards determined as a percentage of base salary. The percentage of base salary for an executive was determined by (i) the category to which the executive was assigned for 1998 based upon his level of responsibility and (ii) Gradall's performance as measured by growth in earnings per share. Awards were assigned weights of 75% for Company performance and 25% for individual performance.

LONG-TERM INCENTIVE AWARDS

     Long-term incentive awards are in the form of stock options granted under the Company's Stock Option Plan.

     Stock option awards are considered annually, by the Committee and the number of shares granted to an executive officer is based on the individual's scope of responsibility, a subjective evaluation of the performance of the individual and the Company's performance since the last grant, and industry comparisons. No specific weight is attached to these factors.

     Data from three surveys published by nationally known compensation and human resources consulting firms was reviewed by the Committee to determine competitive benchmarks for awarding 1998 base salary, annual cash incentive and long-term incentive awards. Competitive awards were considered by using sources presenting data as a percentage of base salary and as a dollar value. The Committee does not have a policy to target long-term incentive awards at any specific level of data as provided from these sources.

     The Committee considered the total amount of stock options awarded in 1997 to be an adequate amount for the years 1997 and 1998.

     Barry L. Phillips, President and Chief Executive Officer, currently has an employment contract that provides for an initial annual salary of $225,000, subject to increases at the Company's discretion. In determining to increase Mr. Phillips' base salary for 1998 from $225,000 to $243,000, the Committee applied the policies described above with respect to base salaries for other executive officers. The incentive compensation award to Mr. Phillips was made on the same basis described above for other executives. The 1998 bonus for Mr. Phillips was based upon the Company's record performance in 1998 with respect to growth in earnings per share.

                               PERFORMANCE GRAPH

     Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the SIC Code Index and the NASDAQ Composite Index for the period August 28, 1996 through December 31, 1998. Trading in the Company's Common Stock commenced on August 28, 1996.
                           [Compare Cumulative Graph]

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1998, the Compensation Committee of the Board of Directors consisted of Sangwoo Ahn and Jack D. Rutherford, both of whom are non-employee directors, and Barry L. Phillips, who is an executive officer of the Company. Mr. Phillips does not participate in the deliberations of the Compensation Committee concerning his compensation.

               EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

EMPLOYMENT AGREEMENTS

     In January 1998, the Company entered into amended and restated employment agreements with Mr. Phillips, Mr. Williams and Mr. Jonker. Mr. Phillips' agreement provides for the continuation of his employment as President and Chief Executive Officer at an initial annual salary of $225,000, subject to increases at the Company's discretion. Mr. Williams' agreement provides for the continuation of his employment as Vice President, Marketing and Sales at an initial annual salary of $147,000, subject to increases at the Company's discretion. Mr. Jonker's agreement provides for the continuation of his employment as Vice President and Chief Financial Officer at an initial annual salary of $103,000, subject to increases at the Company's discretion. The salaries of Mr. Phillips, Mr. Williams and Mr. Jonker may be increased from time to time at the discretion of the Company. The initial term of each agreement was for a period of one year expiring in January 1999 subject to automatic renewal for successive one-year periods unless terminated upon the notice required by the agreement. In the event that the Company experiences a change of control (as defined in the employment agreements) the term of each employment agreement is extended for a period of three years from the date on which such change of control occurs (the "Continuation Term"). If the Company terminates any of these agreements prior to the occurrence of a change of control, for any reason other than "for cause," death or disability, the Company is required to continue to make all payments due thereunder for a period of 12 months. If the employment of any of these officers is terminated within three years of the occurrence of a change in control, for any reason other than for cause, death or disability, including the officer's resignation for "good reason" (as defined in the employment agreement)the Company is required to continue to make all payments due thereunder for the balance of the Continuation Term. In addition, upon the termination of employment of any of these officers within three years of a change of control, the officer may receive credit for additional years of service for the purpose of computing benefits due and payable under the Company's retirement plan and benefit restoration plan. If amounts to be received by the officer in connection with a termination of the officer's employment following a change of control ("Total Payments") will be subject to the excise tax provided by Section 4999 of the Internal Revenue Code (the "Excise Tax"), (i) the Total Payments will be reduced to the maximum amount of payments which could be made without imposition of the Excise Tax (the "Safe Harbor Amount"), if within 115% of the Safe Harbor Amount or (ii) if the Total Payments equal or exceed 115% of the Safe Harbor Amount, the Company is required to pay the officer an additional amount to offset any Excise Tax on the Total Payments (the "Gross-Up Payment") and any federal, state and local income and employment taxes and Excise Tax levied upon the Gross-Up Payment.

     The Company has also entered into employment agreements with Messrs. Keller and Cahill which provide for the continuation of their employment at current salaries and benefit levels, subject to annual increases at the discretion of the Company. The term of each agreement is for a period of one year, which automatically renews for successive one-year terms unless terminated by the Company upon written notice. If the Company terminates the employment of Messrs. Keller or Cahill for any reason other than "for cause," the Company is required to continue to make all payments due under the employment agreement for a period of 14 months, subject to offset for amounts earned by the officer from other employment.

POST-MERGER EMPLOYMENT AGREEMENTS

     In connection with the Merger, the Company has entered into an amended and restated employment agreement with Barry Phillips which provides for the continuation of his employment as President and Chief

Executive Officer, for a term of three years following the consummation of the Merger, at his current annual base salary of $260,000. The agreement entitles Mr. Phillips to receive for the balance of the three-year term (i) his annual base salary at the rate in effect immediately prior to his employment termination, plus (ii) the amount of annual incentive compensation awarded to him with respect to the preceding year, but not less than 40% of his annual base salary, (iii) credit for additional years of service for the purpose of computing benefits payable under the Company's Retirement Plan and Benefit Restoration Plan and (iv) continued coverage under the Company's health and life insurance programs, in the event of the termination of his employment prior to the expiration of the three year term by the Company other than for disability or for "cause" (as defined therein) or by his resignation in response to a reduction in annual base salary, employment benefits or compensation potential under incentive compensation plans or a change in his reporting responsibility or location of his place of work, or his demotion to a position which is not a senior executive position. In addition, he would be entitled to receive an additional payment (the "Gross-Up Payment") sufficient to cover any Excise Tax on payments considered "contingent on a change in ownership or control" of the Company within the meaning of Section 280G of the Code, plus an additional amount to offset any income or employment taxes on the Gross-Up Payment. The amended and restated employment agreement with Mr. Phillips will become effective upon the consummation of the Merger.

     The Company also has entered into amended and restated employment agreements with James C. Cahill, Vice President, Manufacturing, and Joseph H. Keller, Vice President Engineering, which provide for the continuation of their employment at their current salaries of $117,700 and $110,245, respectively, and their current benefit levels, subject to increases at the discretion of the Company. The term of each agreement is for a term of one year, which automatically renews for successive one-year terms unless terminated by the Company upon written notice. Under the agreements, in the event of the termination of employment by the Company without "cause" (as defined therein) they will be entitled to receive for a period of 14 months following employment termination all amounts he would otherwise have received including his monthly base salary, contributions to the Company's Supplemental Executive Retirement Plan at the rate of $5,000 per year, continuation of coverage under the Company's life and medical insurance programs and incentive compensation, based on an annual amount that is not less than 40% of his base salary. The amounts payable to each of them in the event of such termination are reduced by earnings from other employment. The amended and restated employment agreements with Messrs. Cahill and Keller will become effective upon the consummation of the Merger.

DEFERRED COMPENSATION

     The Company maintains a Supplemental Executive Retirement Plan for the benefit of certain key employees of the Company as selected by the Board of Directors including each of Messrs. Phillips, Williams, Jonker, Cahill and Keller (the "SERP"). Pursuant to the terms of the SERP, participants may elect to defer all or any portion of their compensation and contribute such deferral to the SERP. All participant deferrals are immediately and fully vested. The Company may make contributions to the SERP at the discretion of the Board of Directors. Company contributions are 50% vested after the participant reaches age 55 and are fully vested once the participant reaches age 60. In addition, Company contributions fully vest upon the death or disability of the participant or in the event of a change of control of the Company. If a participant's employment is terminated "for cause," all Company contributions allocated to such participant's account are forfeited. All amounts contributed to the SERP, whether as a result of Company contributions or participant deferrals have been used to purchase whole life insurance policies on the life of the participant. As of December 31, 1998, life insurance policies purchased under the SERP included policies on the lives of Mr. Phillips in the aggregate face amount of $174,133; Mr. Williams in the aggregate face amount of $103,573; Mr. Keller in the aggregate face amount of $199,234; Mr. Cahill in the aggregate face amount of $253,446; and Mr. Jonker in the aggregate face amount of $138,030. Upon the death of the insured, the entire proceeds of the policy will be paid to insured's designated beneficiary. The insured is entitled to receive the policy upon the termination of his employment as a result of disability or retirement after age 60. The Company's contribution to the SERP during 1998, 1997 and 1996 is included in "All Other Compensation" column of the "Summary Compensation Table" above.

     Effective July 1989, the Company entered into a Deferred Compensation Agreement with Mr. Phillips. Pursuant to this Agreement, upon the termination of Mr. Phillips' employment with the Company at any time after age 65, the Company will pay to Mr. Phillips or his designated beneficiary in the event of his death, the sum of $78,687 per year for fifteen years. Upon the death of Mr. Phillips while employed by the Company, Mr. Phillips' designated beneficiary is entitled to receive the death benefit payable under a life insurance policy in the face amount of $125,000. Upon termination of employment as a result of disability, Mr. Phillips has the option of receiving the net cash surrender value of this policy or an assignment of the policy. The Company pays all premiums due under this policy. Premiums paid by the Company for this life insurance policy during fiscal 1998, 1997 and 1996, are included in "All Other Compensation" column of the "Summary Compensation Table" above.

     The Company has entered into a Split-Dollar Life Insurance Agreement with Mr. Phillips with respect to an insurance policy on the life of Mr. Phillips with a death benefit of $500,000. Pursuant to the terms of the agreement, Mr. Phillips pays the portion of the premium attributable to the term life insurance cost of the policy, funded by an off-setting bonus from the Company, and the Company pays the balance of the premium. Upon the death of Mr. Phillips or the cancellation of the policy, the Company is entitled to receive the premiums it has paid under the policy and a portion of the cash value of the policy. The balance of the policy proceeds will be paid to Mr. Phillips or his designated beneficiary. Premiums paid by the Company for this life insurance policy during fiscal 1998, 1997 and 1996 are included in "All Other Compensation" column of the "Summary Compensation Table" above. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Split-Dollar Life Insurance Agreement, a copy of which is filed as Exhibit 15 hereto and is incorporated herein by reference.

     Effective July 1989, the Company entered into a Deferred Compensation Agreement with Mr. Williams. Pursuant to this agreement, upon the termination of Mr. Williams' employment with the Company at any time after age 60 or as a result of his disability or death, the Company will pay to Mr. Williams, or his designated beneficiary in the event of his death, the sum of $30,000 per year for 15 years. This deferred compensation payment is funded in part through an insurance policy on the life of Mr. Williams. Mr. Williams contributes $2,469 per year towards the payment of the premium due under this policy, as a deferral of his compensation. The Company contributes the balance of the premiums due under the policy which is $10,000 per year. Premiums paid by the Company for this life insurance policy during fiscal 1998, 1997 and 1996 are included in "All Other Compensation" column of the "Summary Compensation Table" above. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Deferred Compensation Agreement with Mr. Williams, a copy of which is filed as Exhibit 16 hereto and is incorporated herein by reference.

                 STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth information as of March 15, 1999 with respect to each person known to the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Stock, the only class of voting securities of the Company which is outstanding.

                                                              NUMBER OF    PERCENT OF
NAME AND ADDRESS                                               SHARES        CLASS
----------------                                              ---------    ----------
MLGA Fund II, L.P.(1).......................................  2,615,637       27.5%
Sangwoo Ahn(1)(2)...........................................  2,686,458       28.2
John A. Morgan(1)(2)........................................  2,671,458       28.1
Perry J. Lewis(1)(2)........................................  2,671,458       28.1
Becker Capital Management, Inc.(3)..........................    745,600        7.8
The Prudential Insurance Company of America(4)..............    688,400        7.2
Investment Counselors of Maryland(5)........................    558,000        5.9
Brinson Partners, Inc.(6)...................................    708,700        7.4
UBS AG(6)...................................................    708,700        7.4

---------------
(1) The business address of MLGA Fund II, L.P. and Messrs. Ahn, Lewis and Morgan, is Two Greenwich Plaza, Greenwich, CT 06830.

(2) Includes 2,615,637 shares held by MLGA Fund II, L.P. MLGAL Partners L.P., the general partner of MLGA Fund II, L.P. has the power to vote or dispose of the shares held by MLGA Fund II, L.P. Therefore, as general partners of MLGAL Partners L.P., Messrs. Ahn, Lewis and Morgan, may be deemed to be the beneficial owners of shares held by MLGA Fund II, L.P. Messrs. Ahn, Lewis and Morgan disclaim beneficial ownership of the shares held by MLGA Fund II, L.P.

(3) The business address of Becker Capital Management, Inc. is 1211 S.W. Fifth Avenue, Suite 2185, Portland, OR 97204.

(4) The business address of The Prudential Insurance Company of America is 751 Broad Street, Newark, NJ 07102-3777.

(5) The business address of Investment Counselors of Maryland is 803 Cathedral Street, Baltimore, MD 21201.

(6) Includes 708,700 shares owned by managed accounts, with respect to which Brinson Partners, Inc. ("BPI"), as an investment advisor to such accounts, has shared voting and investment power. BPI is an indirect, wholly owned subsidiary of UBS AG. UBS AG may be deemed to be the beneficial owner of shares held by persons or entities advised by BPI. The business address of BPI is 209 South LaSalle, Chicago, IL 60604-1295. The business address of USB AG is Bahnhofstrasse 45, 8021, Zurich, Switzerland.

     The following table sets forth information as of March 15, 1999 with respect to the shares of Common Stock of the Company beneficially owned by each director and nominee for director, the chief executive officer and the four other most highly compensated executive officers and all directors and executive officers as a group.

                                                              NUMBER OF           PERCENT OF
NAME                                                           SHARES               CLASS
----                                                          ---------           ----------
Sangwoo Ahn.................................................  2,686,458(1)           28.2%
James C. Cahill.............................................     58,709(2)           *
Ernest Green................................................     10,000(2)           *
Bruce A. Jonker.............................................     58,709(2)           *
Joseph H. Keller............................................     28,635(2)           *
Perry J. Lewis..............................................  2,671,458(1)           28.1
John A. Morgan..............................................  2,671,458(1)           28.1
Jack D. Rutherford..........................................    138,507               1.5
Barry L. Phillips...........................................    351,992(2)            3.7
William C. Ughetta, Jr......................................     19,169(3)           *
David S. Williams...........................................     99,179(2)            1.0
All directors and officers as a group (11 persons)..........  3,463,479(1)(2)(3)     36.4

---------------
 *  Less than 1%

(1) Includes 2,615,637 shares held by MLGA Fund II, L.P., as to which Messrs. Ahn, Lewis & Morgan disclaim beneficial ownership.

(2) Includes shares subject to options exercisable within 60 days by Mr. Cahill as to 31,009 shares, Mr. Green as to 10,000 shares, Mr. Jonker as to 31,009 shares, Mr. Keller as to 17,254 shares, Mr. Phillips as to 74,992 shares and Mr. Williams as to 50,679 shares.

(3) Includes 1,000 shares held by Mr. Ughetta's wife, as custodian for his two minor children under the Uniform Gift to Minors Act, as to which Mr. Ughetta disclaims beneficial ownership.

                              CERTAIN TRANSACTIONS

     In September 1997 the Company entered into an agreement with MLGA, pursuant to which MLGA agreed to act as a financial advisor to the Company in connection with the Company's consideration of possible strategic business alternatives including (i) acquisitions; (ii) divestitures; (iii) recapitalizations; and (iv) business combinations (the "MLGA Engagement Letter"). Messrs. Ahn, Lewis and Morgan, three of the Company's directors, are founding partners of MLGA. MLGA is an affiliate of MLGA Fund II, L.P., the largest shareholder of the Company.

     The terms of the agreement provide that in the event a business combination is consummated within the term of the agreement or within one year thereafter, the Company will pay MLGA a fee for its services in an amount equal to 0.42% of the purchase price paid in such business combination up to $192.1 million and an amount equal to 1.6667% of the purchase price in excess of $192.1 million, plus reasonable out-of-pocket expenses. Pursuant to the MLGA Engagement Letter, the Company will pay MLGA a fee in the amount of approximately $1,086,826 upon the first purchase of Company Shares by the Merger Subsidiary pursuant to the Offer. The Company has also agreed, whether or not the Offer is consummated, to pay MLGA for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel incurred in connection with their engagement, and to indemnify MLGA against certain liabilities and expenses in connection with their engagement.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file reports of beneficial ownership of such securities and changes in such beneficial ownership with the Securities and Exchange Commission (the "SEC"). Such persons are also required to furnish to the Company copies of all reports they file pursuant to Section 16(a). Based solely on a review of the copies of the forms filed pursuant to Section 16(a) received by it, the Company believes that its directors, executive officers and ten percent shareholders have complied with all such filing requirements.

                                 EXHIBIT INDEX

                                                                            SEQUENTIALLY
 EXHIBIT                                                                      NUMBERED
  NUMBER                            DESCRIPTION                                 PAGE
----------                          -----------                             ------------
 Exhibit 1  Agreement and Plan of Merger, dated as of May 10, 1999, by and among Parent, the Merger Subsidiary and the Company.....
 Exhibit 2  Confidentiality Agreement, dated as of November 3, 1997, as amended on February 23, 1999, by and between Parent and the
            Company.....................................................
 Exhibit 3  Stockholders Agreement, dated as of May 10, 1999, by and among Parent, the Merger Subsidiary, the Company, David
            Williams, Barry L. Phillips, Bruce A. Jonker, James C.
            Cahill, Joseph H. Keller, Sangwoo Ahn, Perry J. Lewis, and
            Jack D. Rutherford..........................................
 Exhibit 4  Stockholders Agreement, dated May 10, 1999, by and among
            Parent, the Merger Subsidiary and MLGA Fund II, L.P. .......
 Exhibit 5  Opinion of Merrill Lynch, Pierce, Fenner & Smith
            Incorporated dated May 10, 1999*............................
 Exhibit 6  Letter to Stockholders of the Company, dated May 17,
            1999*.......................................................
 Exhibit 7  Joint Press Release issued by Parent and the Company, dated
            May 11, 1999................................................
 Exhibit 8  Amended and Restated Employment Agreement dated January 1,
            1998 between the Gradall Company and Barry L.
            Phillips -- incorporated by reference to Exhibit 10.04 of
            the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.....................................
 Exhibit 9  Amended and Restated Employment Agreement dated January 1,
            1998 between the Gradall Company and David S.
            Williams -- incorporated by reference to Exhibit 10.05 of
            the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.....................................
Exhibit 10  Amended and Restated Employment Agreement dated as of
            January 1, 1998 between The Gradall Company and Bruce A.
            Jonker -- incorporated by reference to Exhibit 10.10 to the
            Company's Annual Report on Form 10-K for the year ended
            December 31, 1998...........................................
Exhibit 11  Employment Agreement dated as of November 1, 1995 between
            The Gradall Company and Joseph H. Keller, Jr. --incorporated by reference to Exhibit 10.11 to the Company's Registration
            Statement on Form S-1 (No. 333-06777).......................
Exhibit 12  Employment Agreement dated as of November 1, 1995 between
            The Gradall Company and James C. Cahill -- incorporated by reference to Exhibit 10.12 to the Company's Registration
            Statement on Form S-1 (No. 333-06777).......................
Exhibit 13  The Gradall Company Amended and Restated Supplemental
            Executive Retirement Plan -- incorporated by reference to
            Exhibit 10.13 to the Company's Registration Statement on
            Form S-1 (No. 333-06777)....................................
Exhibit 14  Deferred Compensation Agreement dated July 19, 1989 between
            The Gradall Company and Barry L. Phillips -- incorporated by reference to Exhibit 10.06 to the Company's Registration
            Statement on Form S-1 (No. 333-06777).......................
Exhibit 15  Split-Dollar Life Insurance Agreement dated as of August 30,
            1995 between The Gradall Company and Barry L.
            Phillips -- incorporated by reference to Exhibit 10.08 to
            the Company's Registration Statement on Form S-1 (No.
            333-06777)..................................................
Exhibit 16  Amended and Restated Deferred Compensation Agreement dated
            August 30, 1995 between The Gradall Company and David S.
            Williams -- incorporated by reference to Exhibit 10.07 to
            the Company's Registration Statement on Form S-1 (No.
            333-06777)..................................................
Exhibit 17  Gradall Industries, Inc. 1995 Stock Option
            Plan -- incorporated by reference to Exhibit 10.09 to the
            Company's Registration Statement on Form S-1 (No.
            333-06777)..................................................

                                                                            SEQUENTIALLY
 EXHIBIT                                                                      NUMBERED
  NUMBER                            DESCRIPTION                                 PAGE
----------                          -----------                             ------------
Exhibit 18  The Gradall Company Benefit Restoration Plan -- incorporated by reference to Exhibit 10.14 to the Company's Registration
            Statement on Form S-1 (No. 333-06777).......................
Exhibit 19  Gradall Industries, Inc., 1998 Stock Option Plan
            incorporated by reference to Exhibit 10.17 of the Company's
            Annual Report on Form 10-K filed for the year ended December
            31, 1997....................................................
Exhibit 20  Amendment No. 1 to Rights Agreement, dated as of May 11,
            1999 by and between Gradall Industries, Inc. and ChaseMellon
            Shareholder Services, LLC...................................
Exhibit 21  Amended and Restated Employment Agreement dated as of May
            10, 1999, between Gradall Industries, Inc. and Barry L.
            Phillips....................................................
Exhibit 22  Amended and Restated Employment Agreement dated as of May
            10, 1999, between Gradall Industries, Inc. and Joseph H.
            Keller, Jr..................................................
Exhibit 23  Amended and Restated Employment Agreement dated as of May
            10, 1999, between Gradall Industries, Inc. and James C.
            Cahill......................................................

---------------
* Included in copies of Schedule 14D-9 mailed to Stockholders.